UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

TENNANT COMPANY

(Exact name of the registrant as specified in its charter)

Minnesota	1-16191	41-0572550
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation or organization)	File Number)	Identification No.)

10400 Clean Street, Eden Prairie, MN		55433
(Address of principal executive offices)		(Zip Code)

Kristin A. Stokes

Senior Vice President, General Counsel & Corporate Secretary

763-540-1667

          (Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed,

and provide the period to which the information in this form applies:

✔	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2021.
Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended _____________.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

See Conflict Minerals Report attached and filed as Exhibit 1.01 of this Form. This report is publicly available on the Company’s internet website at https://investors.tennantco.com/overview/default.aspx under SEC filings.

Item 1.02 Exhibit

See Conflict Minerals Report attached and filed as Exhibit 1.01 of this Form.

Section 2 – Resource Extraction Issuer Disclosure

Item 2.01 Resource Extraction Issuer Disclosure and Report

Not applicable.

Section 3 – Exhibits

Item 3.01 Exhibits

List below the following exhibit filed as part of this report.

Exhibit 1.01 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

TENNANT COMPANY
(Registrant)

/s/ Kristin A. Stokes	May 26, 2022
Kristin A. Stokes	(Date)
Senior Vice President, General Counsel & Corporate Secretary